Exhibit (a)(5)(E)

EFiled: Mar 23 2015 07:46PM EDT Transaction ID 56962695 Case No. 10828-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JEFFERSON MATTOX, Individually and On Behalf of All Others Similarly	) )
Situated,	)
)
Plaintiff,	) C.A. No.
)
V.	)
)
CHRISTOPHER R. GARDNER,	)
EDWARD ROGAS JR., MATTHEW	)
B. FREY, STEVEN P. HANSON,	)
JAMES H. HUGAR, SCOT B.	)
JARVIS, WILLIAM C. MARTIN,	)
KENNETH H. TRAUB,	)
MICROSEMI CORPORATION, and	)
LLIU100 ACQUISITION CORP.,	)
)
Defendants.	)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Jefferson Mattox (“Plaintiff”), by his undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a class action brought on behalf of the public stockholders of Vitesse Semiconductor Corporation (“Vitesse” or the “Company”) against the members of Vitesse’s board of directors (the “Board” or the “Director Defendants”), alleging breaches of fiduciary duties in connection with the proposed acquisition (the “Acquisition”), announced on March 18, 2015, of Vitesse by Microsemi Corporation (“Microsemi”).

2. Vitesse (NASDAQ: VTSS) designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems for carrier, enterprise, and Internet of Things networks worldwide. The Company’s headquarters are located in Camarillo, California.

3. On March 17, 2015, Vitesse, Microsemi, and LLIU100 Acquisition Corp. (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Microsemi will acquire all of the outstanding shares of Vitesse common stock through an all-cash tender offer at $5.28 per share. The Acquisition values Vitesse at a total of approximately $389 million in the aggregate.

4. The Director Defendants breached their fiduciary duties to Vitesse’s stockholders by agreeing to the Acquisition for inadequate consideration following a flawed process. In particular, at least one industry analyst has valued Vitesse’s stock at $6 per share, well above the $5.28 per share consideration guaranteed to stockholders if the Acquisition is approved. Further, the $5.28 per share consideration does not adequately account for the value and market potential of the merged entity, since Microsemi expects significant synergies from this transaction and expects to see immediate accretion in the first full quarter of completion.

5. The Director Defendants further breached their fiduciary duties by agreeing to overly restrictive deal protection measures. In particular, the Merger Agreement includes a “matching rights” provision giving Microsemi the right to match any competing offer, and a termination fee of $13.6 million that Vitesse would have to pay Microsemi to enter into a competing transaction agreement. These provisions act in concert to forestall other companies from mounting a topping bid.

6. Based on the Board’s breaches, Plaintiff seeks to enjoin the Acquisition or, alternatively, to rescind the Acquisition in the event that Defendants are able to consummate it.

JURISDICTION AND VENUE

7. The Court has personal jurisdiction over all parties to this action, and venue is proper in this Court. Plaintiff has consented to the jurisdiction of the Court; Vitesse and Merger Sub (a wholly-owned subsidiary of Microsemi) are Delaware corporations; Microsemi has purposefully directed its activities toward the forum state; and the Director Defendants are subject to the jurisdiction of this Court by virtue of being members of the Board. Moreover, the Board has adopted a bylaws provision providing for Delaware as the sole forum for adjudicating disputes such as this one.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Vitesse common stock.

9. Defendant Christopher R. Gardner (“Gardner”) has been the Company’s CEO since May 2006 and has served as a member of the Board since October 2006.

10. Defendant Edward Rogas Jr. (“Rogas”) has served as a member of the Board and has been the Company’s Chairman since 2006. Rogas also serves as a member of the Audit Committee and is a member of the Nominating and Governance Committee.

11. Defendant Matthew B. Frey (“Frey”) has served as a member of the Board since March 2013. Frey also serves as a member of the Nominating and Governance Committee.

12. Defendant Steven P. Hanson (“Hanson”) has served as a member of the Board since August 2007. Hanson also serves as the Chair of the Nominating and Governance Committee.

13. Defendant James H. Hugar (“Hugar”) has served as a member of the Board since October 2009. Hugar also serves as the Chair of the Audit Committee and is a member of the Compensation Committee.

14. Defendant Scot B. Jarvis (“Jarvis”) has served as a member of the Board and since May 2012. Jarvis also serves as a member of the Audit Committee and is the Chair of the Compensation Committee.

15. Defendant William C. Martin (“Martin”) has served as a member of the Board since August 2014. Martin also serves as a member of the Nominating and Governance Committee.

16. Defendant Kenneth H. Traub (“Traub”) has served as a member of the Board since March 2013. Frey also serves as a member of the Compensation Committee.

17. Defendants Gardner, Rogas, Frey, Hanson, Hugar, Jarvis, Martin, and Traub are referred to collectively as the “Board” or the “Director Defendants.”

18. Defendant Microsemi Corporation is a Delaware corporation with its corporate headquarters located at One Enterprise, Aliso Viejo, California 92656.

19. Defendant LLIU100 Acquisition Corp. is a Delaware corporation and a wholly-owned subsidiary of Microsemi that was formed for the sole purpose of effectuating the Acquisition.

20. Non-party Vitesse Semiconductor Corporation is a Delaware corporation headquartered at 4721 Calle Carga, Camarillo, California 93012. Incorporated in February 1987, Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems for carrier, enterprise, and Internet of Things networks worldwide.

CLASS ACTION ALLEGATIONS

21. Plaintiff brings this action as a class action under Court of Chancery Rule 23 on behalf of himself and all other stockholders of Vitesse, excluding Defendants and their relatives, representatives, and affiliates (the “Class”). This action is properly maintainable as a class action for the reasons set forth herein.

22. The Class is so numerous that joinder of all members is impracticable. As of March 13, 2015, as represented in the Merger Agreement, there were 69,201,370 shares of Vitesse stock outstanding, held by hundreds, if not thousands, of stockholders.

23. Questions of law and fact are common to the Class, including:

a.	Whether the Director Defendants breached their fiduciary duties to the Class in connection with the proposed Acquisition;

b.	Whether other Defendants have aided and abetted the Board’s breaches; and

c.	Whether, as a result of the Director Defendants’ breaches, the Class will suffer irreparable harm.

24. Plaintiff’s claims are typical of those of the rest of the Class, and Plaintiff is not subject to any atypical claims or defenses.

25. Plaintiff is an adequate representative and will fairly represent the Class because he has the same interests as other Class members, is committed to prosecuting this action, has no conflicts of interest, and has retained competent counsel experienced in litigation of this nature.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Vitesse’s History and Current Business

28. Vitesse is a semiconductor company that was founded in 1984 as Vitesse Electronics Corporation. In 1987, it was renamed and incorporated in Delaware as Vitesse Semiconductor Corporation. Vitesse designs a diverse portfolio of high-performance semiconductors, application software, and integrated turnkey systems for carrier, enterprise and Internet of Things (IoT) networks worldwide. The Company markets and sells its products directly to original equipment manufacturers and original design manufacturers, as well as through third-party electronic component distributors and manufacturing service providers.

29. In March 2011, Vitesse stock was approved for listing on the NASDAQ, and commenced trading under the symbol VTSS.

30. In recent years, Vitesse has closed several secondary public offerings (“SPOs”). In December 2012, Vitesse raised $17.1 million, net of offering costs, from an offering of 10.6 million shares at an offering price of $1.75 per share. In June 2013, Vitesse completed an additional secondary public offering of 18.72 million shares of common stock at an offering price of $2.15 per share, receiving net proceeds of approximately $37.4 million after underwriting discounts.

31. In June 2014, Vitesse closed another secondary offering of 8.5 million shares at an offering price of $3.35, for net proceeds of approximately $26.7 million.

32. Raging Capital Management (“Raging Capital”), the Company’s largest shareholder, purchased 1.6 million shares in the June 2014 offering, raising its stake in Vitesse to 14.3 million shares. Defendant Martin, the chairman and chief investment officer of Raging Capital, became a Vitesse director in August 2014. SEC filings show that Raging Capital owns 21 percent of Vitesse’s shares.

33. For each of the SPOs, Needham & Company, LLC acted as the sole book-running manager of the offering.

34. The Company used the proceeds of the SPOs to pay off debt and grow new lines of business. In October 2014, Vitesse repaid the outstanding principal of $32.8 million, plus accrued interest, on the Company’s convertible subordinated debentures, reducing the Company’s outstanding debt. Accordingly, interest expense on the outstanding debentures will be $0.3 million in fiscal year 2015, compared to interest expense of $4.4 million in 2014.

The Company Is Poised for Substantial Growth

35. With respect to the Company’s prospects, Vitesse has recently stated that it expects to enjoy substantial revenues from the vast new opportunities in developing markets.

36. Based on the Company’s most recent annual report, Vitesse took a big gamble and bet that Ethernet would become the dominant networking technology for the next decade, and that bet is just beginning to pay off. The Company has positioned itself to address extensive new opportunities, and their product portfolio’s lifetime revenue has increased to an estimated $1.5 billion, with less than 10% realized to date.

37. In the 2014 Annual Report, Vitesse noted that its new product revenues reached $50 million, growing 74% year-over-year. The Company continues to add hundreds of new customers each year, and increased new product design wins by over 50%.

38. Alluding to the fact that the Company has successfully reinvented itself in recent years and is poised for a leap in revenues, Defendant Gardner stated in his 2014 Annual Report letter to stockholders:

Over the past seven years, we have essentially build a successful start-up. Our new products are successful in ever expanding markets, our existing competitors are few, and the barriers to entry are high, in both investments dollars and years. We have crossed the hurdle of our legacy business decline, so our new product revenue growth is generating greater impact. We expect fiscal 2015 to be exciting and propel Vitesse on our path to exceptional performance and sustainable profitability.

39. Even more recently, in the Company’s press release on February 3, 2015 announcing results for the first quarter of fiscal year 2015, Vitesse continued to report its anticipated upward trajectory. Vitesse reported new product revenue of $16.2 million, representing 82% year-to-year growth.

40. Defendant Gardner stated: “Our expanded sales team dramatically increased both opportunities and design wins, more than doubling the number of new customers in the pipeline, setting us on pace for another record year. As Ethernet propagates into new markets, our total addressable market will triple from approximately $1 billion today to over $3 billion by 2020.”

41. And as stated by one of the Board members in a press release on August 26, 2014:

Vitesse has made significant progress in executing its strategy to re-position its business with a focus on emerging, high-growth Ethernet-based technologies, and new products now represent the majority of revenue. The Company has also significantly improved its balance sheet, giving it the financial flexibility to execute on a very attractive business model with high operating leverage. I believe Vitesse has reached an important inflection point that presents compelling opportunities to create significant shareholder value.

42. In short, the Company has invested time and money to reach its current position, where it is poised on the brink of generating significant revenue going forward.

Stockholder Activism Causes the Board to Pursue Alternatives

43. Notwithstanding Vitesse’s significant rise to prominence and promise for success, the Company has begun to receive pressure in 2012 from an activist investor known for agitating for corporate change.

44. Such stockholder activism is increasingly common in today’s market. Prominent financial news sources, including the Wall Street Journal, Forbes Magazine, Barron’s, and CNBC have all announced in recent years the arrival of a “Golden Age” of activist investing, through which investors apply pressure on corporate executives and boards of directors, including threats of public castigation and proxy fights, to induce specific actions by the company, which often include a forced sale.

45. The initial culprit here is Raging Capital Management, LLC (“Raging Capital”), a hedge fund that has developed a reputation of instigating corporate change at midsize companies for its own benefit.

46. In January 2014, for example, Raging Capital disclosed that it had increased its stake in Standard Register Co. and demanded representation on the board by individuals picked by Raging Capital.

47. In March 2015, after building up a major position in and pressuring the board of A. M. Castle & Co., Raging Capital announced that it had reached an agreement with the company under which two directors resigned, the board was increased by one, and three new directors chosen by Raging Capital were appointed to the board.

48. Here, on June 27, 2012, Raging Capital disclosed that it had acquired approximately 12.8% of Vitesse’s outstanding common stock as well as 8.00% Convertible Second Lien Debentures due 2014 (the “Debentures”).

49. Since at least June 2012, Raging Capital has been pushing for change at Vitesse.

50. On November 20, 2012, Raging Capital delivered a letter to the Company (the “Notice”) nominating Paul K. McWilliams and Kenneth H. Traub (together, the “Nominees”), as set forth therein, for election to the Board at the Company’s 2013 annual meeting of stockholders.

51. On November 27, 2012, Raging Capital delivered to Vitesse a letter requesting to inspect a complete list of the Company’s stockholders and certain other corporate records as permitted by applicable state law. Raging Capital openly admitted that the purpose of the letter was “to communicate with the Issuer’s stockholders in connection with the election of directors at the Annual Meeting and any other matters that may properly come before the Annual Meeting.” In effect, Raging Capital was threatening a proxy contest.

52. Meanwhile, Raging Capital continued to increase its holdings to approximately 20% of the Company’s outstanding shares of common stock.

53. After months of pressure, Raging Capital managed to get two nominees elected to Vitesse’s board in 2013.

54. And in 2014, Raging Capital’s Chairman, defendant Martin, was also appointed to the Board.

55. In response to Raging Capital’s activism, soon after another fund, Columbia Pacific Advisors, called on the company to explore a sale or breakup.

56. As a result, the Board, facing intense pressure, pursued a sale of the Company regardless of its standalone prospects.

The Proposed Acquisition of Vitesse by Microsemi

57. On March 17, 2015, Vitesse, Microsemi, and Merger Sub entered into the Merger Agreement, pursuant to which Microsemi will acquire all of the outstanding shares of Vitesse common stock through an all-cash tender offer at $5.28 per share.

58. The Acquisition values Vitesse at a total of approximately $389 million.

59. The Merger Agreement was unanimously approved by the Board.

60. Deutsche Bank and Needham & Company, LLC are acting as Vitesse’s financial advisors.

61. The Acquisition is expected to close during Microsemi’s fiscal third quarter, ending June 28, 2015.

62. Microsemi has received support agreements from Vitesse stockholders holding approximately 22% of Vitesse’s outstanding common shares, including from Raging Capital. Under the terms of the support agreements, these stockholders have agreed to tender their shares in the tender offer. Notably, given that Raging Capital currently owns approximately 20.9% of the Company’s outstanding stock, as per the Company’s most recent proxy statement.

The Acquisition Offers Inadequate Consideration

63. The Acquisition undervalues Vitesse to the detriment of Plaintiff and the Class.

64. The $5.28 per share Acquisition price is significantly less than the price of $6.00 per share at which at least one industry analyst has valued Vitesse’s stock.

65. Further, the $5.28 per share guaranteed consideration does not adequately value the vast market potential of the merged entity. Microsemi expects significant synergies from this transaction and expects to see immediate accretion in the first full quarter of completion.

66. Therefore, the Board agreed to inadequate consideration in breach of their fiduciary duties.

The Preclusive Deal Protection Measures

67. As part of the Merger Agreement, the Director Defendants agreed to certain onerous and unreasonable “deal protection” devices that operate conjunctively to make the Acquisition a fait accompli and preclude competing offers from emerging for the Company.

68. For example, should a bidder submit a competing proposal, the Company must notify Microsemi of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine to enter into a superior competing proposal, the Merger Agreement requires the Board to let Microsemi make a counter-offer so that the competing offer no longer constitutes a superior proposal.

69. Section 9.3(a) of the Merger Agreement also provides that Vitesse must pay Microsemi a termination fee of $13.6 million if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the stockholders with a superior offer.

70. These deal protection provisions unreasonably restrain the Board’s ability to maximize stockholder value by restricting the Board from pursuing better deals. Indeed, under the circumstances surrounding the Acquisition, the limited instances in which the Board can provide the stockholders with a superior offer are too narrowly circumscribed to provide an effective “fiduciary out” for the Director Defendants.

The Acquisition Resulted from Various Conflicts of Interest

71. The proposed Acquisition resulted from various conflicts of interest.

72. Among other things, the Director Defendants, as well as Vitesse executives, own substantial shares of Vitesse common stock that will vest and accelerate upon consummation of the Acquisition, thereby ensuring the Director Defendants a rich payday solely because of the Acquisition.

73. Defendant Martin, the chairman and chief investment officer of Raging Capital, became a Vitesse director in August 2014. SEC filings show that Raging Capital is the largest Vitesse shareholder, and holds 21% of Vitesse’s shares. Given the return on investment Raging Capital will already see given the stock’s rise since Raging Capital took a position in June 2012, the activist hedge fund is less concerned with maximizing value for the Company’s shareholders than it is in recording a profit on its investment.

74. Moreover, the Board hired a conflicted financial advisor in Needham & Company, who has provided substantial assistance to the Company in the past and, in connection therewith, has developed a close relationship with Vitesse’s management.

75. Needham & Company also has a longstanding relationship with Microsemi, having acted as Microsemi’s financial advisor in connection with its 2010 acquisition of White Electronic Designs Corporation.

76. These conflicts rendered both the Board and their advisor incapable of acting in the best interests of Vitesse’s stockholders.

CAUSES OF ACTION

COUNT I

Breach of Fiduciary Duties

(Against the Director Defendants)

77. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

78. As members of the Company’s Board, the Director Defendants have fiduciary obligations to:

a.	undertake an appropriate evaluation of Vitesse’s net worth as a merger/acquisition candidate;

b.	take all appropriate steps to enhance Vitesse’s value and attractiveness as a merger/acquisition candidate;

c.	act independently to protect the interests of the Company’s public stockholders;

d.	adequately ensure that no conflicts of interest exist between the Director Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Vitesse’s public stockholders; and

e.	evaluate the Acquisition and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Vitesse.

79. The Director Defendants have breached their fiduciary duties to Plaintiff and the Class.

80. As alleged herein, the Director Defendants have initiated a process to sell Vitesse that undervalues the Company. In addition, by agreeing to the Acquisition, the Director Defendants have capped the price of Vitesse at a price that does not adequately reflect the Company’s true value. The Director Defendants also failed to sufficiently inform themselves of Vitesse’s value, or disregarded the true value of the Company. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Acquisition.

81. As such, unless the Director Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

82. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting the Board’s Breaches of Fiduciary Duties

(Against Microsemi and Merger Sub)

83. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

84. Defendants Microsemi and Merger Sub knowingly assisted the Director Defendants’ breaches of fiduciary duties in connection with the Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Acquisition, Microsemi and Merger Sub obtained, sensitive, non-public information concerning Vitesse, and thus had unfair advantages that are enabling them to pursue the Acquisition, which offers unfair and inadequate consideration.

85. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Vitesse shares.

86. Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment and relief as follows:

A. Ordering that this action may be maintained as a class action and certifying Plaintiff as the Class representative and Plaintiff’s counsel as Class counsel;

B. Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Acquisition;

C. In the event Defendants consummate the Acquisition, rescinding it and setting it aside or awarding rescissory damages to Plaintiff and the Class;

D. Directing Defendants to account to Plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E. Awarding Plaintiff the costs of this action, including reasonable allowance for Plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as the Court may deem just and proper.

COOCH AND TAYLOR, P.A.

/s/ Blake A. Bennett
Blake A. Bennett (#5133)
The Brandywine Building
1000 West Street, 10th Floor
Wilmington, DE 19801
(302) 984-3800
Attorneys for Plaintiff

DATED: March 23, 2015

OF COUNSEL:
JOHNSON & WEAVER, LLP
W. Scott Holleman
99 Madison Avenue, 5th Floor
New York, NY 10016
(212) 602-1592

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